

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Benjamin L. Denny
President and Chief Executive Officer
Century Next Financial Corporation
505 North Vienna Street
Ruston, Louisiana 71270

>   **Re: Century Next Financial Corporation**
>   **Registration Statement on Form S-1**
>   **Filed June 17, 2010**
>   **File No. 333-167589**

Dear Mr. Denny:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to clarify that in the event of an extension, subscribers will have to actively resubscribe, or confirm their subscriptions, in order to avoid having their subscriptions cancelled.

Risks related to our business

2.   Please revise to provide specific information, with numerical data to the extent available, regarding home price declines and increased foreclosure and unemployment rates for your market area, as well as the degree of population and economic decline, and current economic conditions for commercial and commercial real estate loans, including in the oil and gas industry.

Executive Compensation, page 73

3.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
        necessary and describe the process you undertook to reach that conclusion.

Financial Statements

Note 1. Summary of Significant Accounting Policies

d. Loans and allowance for loan losses, page F-7

4.   You state here that the allowance is an amount that you believe will be "adequate" to
        absorb "possible" losses on existing loans that may become uncollectible, based on
        evaluations of the collectability of loans and prior loan loss experience. If true, please
        revise your disclosure to confirm that the allowance is an amount you believe to be
        "appropriate" to absorb "probable" losses on existing loans. Otherwise, tell us the
        accounting guidance on which you relied for your policy as previously stated.

Exhibit 8

5.   We note that a form of federal tax opinion has been filed. Please file a signed opinion as
        soon as possible.

General

6.   Please have the independent accounting firm that opined on your audited financial
        statements revise its report to specifically state, if true, that it performed its audit in
        accordance with the standards of the Public Company Accounting Oversight Board. The
        current reference to auditing standards generally accepted in the United States of America
        is inappropriate.

7.   Please have the independent accounting firm that opined on your audited financial
        statements revise its consent filed as an exhibit to this registration statement to
        specifically reference its report on those financial statements and the date on which that
        report was issued.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Raymond A. Tiernan, Esq.
        Eric M. Marion, Esq.
        Elias, Matz, Tiernan & Herrick L.L.P.
        734 15th Street, N.W., 11th Floor
        Washington, D.C. 20005